Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 2, 2025

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Rowland:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on February 27, 2025 (the “Registration Statement”). The Registration Statement relates to the First Trust Small Cap BuyWrite Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes that the Fund pursues its investment objectives by investing primarily in small cap equity securities listed on U.S. exchanges and by utilizing a buy-write “option strategy” consisting of writing (selling) U.S. exchange-traded call options on the Russell 2000 Index or small cap equity exchange-traded funds. The Staff requests additional disclosure be added to the Fund’s prospectus regarding how the Fund selects the underlying small cap equity securities.

Response to Comment 1

In accordance with the Staff’s comment, the below disclosure will be added to the section of the prospectus entitled “Principal Investment Strategies” at the annual update to the Fund’s Registration Statement:

“The selected portfolio of equity securities will seek to provide a return reasonably correlated to the Russell 2000 Index over the course of a full market cycle.”

Comment 2 – General

The Staff notes that the Fund’s website does not disclose any options positions, but the disclosure in the Registration Statement states that the Fund will utilize a buy-write option strategy consisting of writing call options on the Russell 2000® Index or small cap equity exchange-traded funds. Please reconcile the discrepancy.

Response to Comment 2

The Registrant notes that the Fund was in its initial invest-up period when the Staff viewed the holdings of the Fund publicly available on the Fund’s website. The Registrant confirms that the options trades have subsequently been placed and the holdings of the Fund available on the Fund’s website reflect that the Fund is currently invested in options.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren